EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Nine Months Ended
	October 3, 2010	October 4, 2009
Earnings:

Income before income taxes	$608,618	$480,302

Add (deduct):
Interest on indebtedness	70,958	71,693
Portion of rents representative of the interest factor (a)	5,500	6,386
Amortization of debt expense	736	738
Amortization of capitalized interest	1,036	1,054
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	(6,222)	(3,602)

Earnings as adjusted	$680,626	$556,571

Fixed Charges:

Interest on indebtedness	$70,958	$71,693
Portion of rents representative of the interest factor (a)	5,500	6,386
Amortization of debt expense	736	738
Capitalized interest	1,341	2,068

Total fixed charges	$78,535	$80,885

Ratio of earnings to fixed charges	8.67	6.88

NOTE:

(a) Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.